U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D. C.  20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[X] Form 10-K   [ ] Form 20F   [ ] Form 11-K   [ ] Form 10-Q
[ ] Form N-SAR

For the Period Ended December 31, 1999.

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR


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For the Transition Period Ended ________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant:      FARADAY FINANCIAL

Address of Principal          175 South Main St., Suite 1223
Executive Office:             Salt Lake City,  UT  84111

                PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed.

(Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     [ ] (ii) The subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

          The audited financial statements for the year ended March 31, 2000, will not be available until approximately June 14, 2000.

                           PART IV - OTHER INFORMATION

          (1) Name and address of person to contact in regard to this notification:

                  Thomas J. Howells

                  5525 S. 900  E. #110
                           Salt Lake City, Utah 84117

                            Telephone: (801) 262-8844

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                             [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [ ] Yes  [X] No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          FARADAY FINANCIAL, INC. has caused this
notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2000                /S/ FRANK GILLEN
     -------                       ----------------------------
                                   Frank Gillen
                                   President and Director